FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 3, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated August 3, 2004

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779 and No. 333-112948.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: August 12, 2004	By: /s/ Bruno Nieuwland

Name: Bruno Nieuwland
Title: Chief Financial Controller

By: /s/ Marc Beuls

Name: Marc Beuls
Title: President and Chief Executive Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

August 3, 2004

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS
FOR THE PERIOD ENDED JUNE 30, 2004

  Quarterly total subscriber increase for Q2 04 of 474,996 *(i)
  50% increase in revenues for Q2 04 to $216.0m (Q2 03: $143.9m)*
  Profit for Q2 04 of $14.8m (2003: $176.0m)
  Profit per common share of $0.17 for Q2 04 (Q2 03: $2.70)

  49% increase in revenues for the first half of 2004 to $429.9m (2003: $288.6m)*
  Profit for the first half of 2004 of $29.5m (2003: $202.3m)
  Profit per common share of $0.39 for the first half of 2004 (2003: $3.11)

New York, Stockholm, London and Luxembourg – August 3, 2004 – Millicom International Cellular S.A. (Nasdaq Stock Market: MICC, Stockholmsbörsen and Luxembourg Stock Exchange: MIC), the global telecommunications investor, today announces results for the quarter and six months ended June 30, 2004.

Financial summary for the quarters ended June 30, 2004 and 2003*

	June 30 2004	June 30 2003	Change
Worldwide subscribers (i)
- proportional cellular (ii)	4,421,185	3,083,955	43%
- total cellular	6,372,367	4,471,835	43%

US$ ‘000
Revenues	216,049	143,862	50%

Operating profit	59,037	39,635	49%

Profit for the quarter	14,786	176,035

Basic profit per common share (US$)	0.17	2.70

Diluted profit per common share (US$)	0.17	2.58

Weighted average number of shares (thousands)	86,094	65,138

Weighted average number of shares and dilutive
potential shares (thousands)	89,601	68,655

(i)	Subscriber figures represent the worldwide total number of subscribers of cellular systems in which MIC has an ownership interest.
(ii)	Proportional subscribers are calculated as the sum ofMIC’s percentage ownership of subscribers in each operation.
*	Due to local issues in El Salvador, MIC discontinued consolidating El Salvador on a proportional basis from May 2001 to September 2003. Figures for 2003 in this press release therefore do not include El Salvador in respect to subscribers and financial result. Figures for 2004 include El Salvador.

Marc Beuls, MIC’s President and Chief Executive Officer stated:

“MIC has built on the buoyant start of 2004 by producing revenue growth of over 50%. MIC added 474,996 net new total cellular subscribers in the second quarter of 2004, bringing the total subscribers for the Group to almost 6.4 million at the end of June 2004. The accelerated subscriber growth is driven by the increase in capital expenditure since the third quarter of 2003 but does not yet include the impact of our recent investment in four GSM networks in Latin America, which will all be launched by the end of August 2004.

“Paktel, one of our operations in Pakistan, has finalized phase one of the build-out of its GSM network and has asked permission from the PTA (the Pakistan regulator) to launch the service nationwide. Paktel’s license was modified in 2002 to allow the company to market GSM services, subject to Paktel committing to invest US$150 million within 3 years, paying Rs200 million in administrative fees and lowering existing tariffs by at least 20%. Despite being in compliance with the modified license terms and conditions however, Paktel has been prevented from launching its GSM network and has been ordered by the PTA to pay an additional US$38.8 million in order to launch its GSM network. Paktel fundamentally disagrees with the order and has, in line with the prescribed process, launched an appeal in the Pakistan High Court. In the light of the planned GSM migration, both Paktel and Pakcom stopped investments in the TDMA network in the beginning of 2004, which impacted revenues slightly in the second quarter.

“As I indicated last quarter, revenues in Vietnam were impacted by the tariff reduction introduced on May 1st and by changes in the interconnect terms. We noticed, however, increases of 11 and 8 percent in minutes of use respectively for the prepaid and postpaid market in June from the previous month and expect that revenues will again be at the April level in July. It confirms once more the price elasticity in the mobile industry in the emerging markets. New tariff reductions have been decided by the VNPT starting August 1st. We expect to see a similar impact in Q3 as we experienced in Q2.

“The benefits of further investment in GSM networks saw MIC Africa perform particularly strongly. Growth in our West African operation Ghana has been particularly strong since the beginning of this year.

“Our operations in Central America continue to show good growth and, in South America, both Bolivia and Paraguay produced their highest quarterly revenue increases for several years, giving us confidence that the Latin American markets will continue to improve, fuelled by the GSM migration in Paraguay, Guatemala, El Salvador and Honduras under the common Tigo brand. Telemovil, our operation in El Salvador has been improving its profitability over the quarter and is approaching the MIC average.”

FINANCIAL AND OPERATING SUMMARY*

•	Subscriber growth:

	➢	An annual increase in total cellular subscribers of 43% to 6,372,367 at June 30, 2004, including 487,116 subscribers in El Salvador

	➢	An annual increase in proportional cellular subscribers of 43% to 4,421,185 at June 30, 2004, including 487,116 subscribers in El Salvador

	➢	In the second quarter of 2004 MIC added 474,996 net new total cellular subscribers

	➢	Proportional prepaid subscribers increased to 3,915,886 (including 343,973 prepaid subscribers in El Salvador) from 2,764,099 at June 30, 2003

•	Financial highlights:

	➢	Revenues for the second quarter of 2004 were $216.0 million, an increase of 50% from the second quarter of 2003. Revenues for the second quarter of 2004 for El Salvador, which was reconsolidated in September 2003, amounted to $35.4 million.

	➢	Operating profit increased by 49% in the second quarter of 2004 to $59.0 million, from $39.6 million for the second quarter of 2003. Operating profit for the second quarter of 2004 for El Salvador, which was reconsolidated in September 2003, was $10.5 million.

	➢	Total shareholders’ equity at June 30, 2004 was ($4.3m) compared to ($85.2m) at December 31, 2003.

	➢	Profit for the second quarter of 2004 was $14.8 million, compared to $176.0 million for the second quarter of 2003. The profit for the second quarter of 2003 included an amount of $161.2 million relating to the gain and valuation movement on investment in securities and the gain on debt restructuring.

	➢	Capital expenditure for the three months ended June 30, 2004 was $42.0 million and for the six months ended June 30, 2004 was $103.3 million.

•	Total cellular minutes increased by 48% for the three months ended June 30, 2004 from the same quarter in 2003. 10% of the total cellular minutes sold in the three months ended June 30, 2004 related to El Salvador. Prepaid minutes increased by 57% in the same period. 7% of the total prepaid minutes sold in the three months ended June 30, 2004 related to El Salvador.

•	On April 26, 2004 Millicom called the entire outstanding amount of its 2% Senior Convertible PIK Notes Due 2006 for redemption in cash in accordance with the terms of the Indenture covering the 2% Notes. A total of $63,371,000 of the 2% Notes was converted into shares of MIC common stock, with a par value of $1.50 each from the initial amount of $63,531,000.

•	Subsequent events:

➢ On July 1, 2004, Telecel S.A., Millicom’s operation in Paraguay, launched GSM services in the 850MHz frequency, covering 95 cities and towns, under the brand name of Tigo.

REVIEW OF OPERATIONS

SUBSCRIBER GROWTH*

In the second quarter of 2004 MIC’s worldwide operations in Asia, Latin America and Africa added 474,996 net new total cellular subscribers. On a proportional basis, MIC added 293,155 subscribers, bringing the number of proportional cellular subscribers at June 30, 2004 to 4.4 million.

At June 30, 2004, MIC’s total cellular subscriber base increased by 43% to 6,372,367 cellular subscribers (including 487,116 cellular subscribers in El Salvador) from 4,471,835 as at June 30, 2003. Particularly significant percentage increases were recorded in Ghana, Senegal, Sierra Leone and Vietnam. MIC’s proportional subscriber base increased to 4,421,185 (including 487,116 proportionnal subscribers in El Salvador) at June 2004 from 3,083,955 at June 30, 2003, an increase of 43%.

Within the 4,421,185 proportional cellular subscribers reported at the end of the second quarter, 3,915,886 were prepaid subscribers. Prepaid subscribers currently represent respectively 87% and 89% of total and proportional cellular subscribers.

	Cellular Operations*

	Proportional (i)	Proportional (i)		Total	Total
	Subs at	Subs at	Annualized	Subs at	Subs at	Annualized
	June 30, 2004	June 30, 2003	Increase	June 30, 2004	June 30, 2003	Increase

South East Asia	883,229	562,246	57%	1,939,790	1,222,404	59%
South Asia	1,063,081	831,671	28%	1,271,138	1,005,761	26%

MIC Asia	1,946,310	1,393,917	40%	3,210,928	2,228,165	44%

Central America	1,037,755	431,124	141%	1,523,790	811,731	88%
South America	754,900	962,240	-22%	774,304	986,397	-22%

MIC Latin America	1,792,655	1,393,364	29%	2,298,094	1,798,128	28%

MIC Africa	682,220	296,674	130%	863,345	445,542	94%

Total Cellular Ops	4,421,185	3,083,955	43%	6,372,367	4,471,835	43%

(i)	Proportional subscribers are calculated as the sum of MIC’s percentage ownership of subscribers in each operation.
*	Due to local issues in El Salvador, MIC discontinued consolidating El Salvador on a proportional basis from May 2001 to September 2003. Figures for 2003 therefore do not include El Salvador. Figures for 2004 include El Salvador.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2004*

Total revenues for the three months ended June 30, 2004 were $216.0 million, an increase of 50% from the second quarter of 2003, reflecting the increasing trend of growth in MIC’s operations and the reconsolidation of El Salvador. MIC recorded revenue growth in Africa of 91% to $35.2m in the second quarter of 2004 compared with the same period in 2003, with Ghana producing growth of 170%. Revenues for Asia for the second quarter of 2004 increased by 21% from the same period last year, to $81.5 million, with $51.8 million for South East Asia and $29.7 million for South Asia.

Second quarter revenues for Latin America increased by 78% from the second quarter of 2003, mainly due to the reconsolidation of El Salvador. The Central American market continued to perform strongly, producing a 130% increase in revenues from the second quarter of 2003, 115% represented the reconsolidation of El Salvador and 15% other operations. In South America, Bolivia and Paraguay produced revenue increases of 7% and 14% respectively, their highest year-on-year quarterly increases for several years, pointing to a sustained recovery in the region.

Second quarter revenues for South East Asia were $51.8 million compared to $55.7 million in the first quarter of 2004. This decrease was mainly due to the tariff reduction introduced on May 1st and to changes in the interconnect terms in Vietnam. A 10 percent increase in total minutes of use was however recorded in June as compared to May, and revenues are expected to return to the April level in July.

Second quarter revenues for South Asia were $29.7 million compared to $30.6 million in the first quarter of 2004. This decrease was partly due to the fact that, in light of the planned GSM migration of Paktel, both Paktel and Pakcom stopped investments in the TDMA network at the beginning of 2004, which impacted revenues slightly in the second quarter.

Operating profit for the three months ended June 30, 2004 was $59.0 million, an increase of 49 % from the quarter ended June 30, 2003. Operating profit for the three months ended June 30, 2004 for El Salvador, which was reconsolidated in September 2003, was $10.5 million.

FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2004*

Total revenues for the first half of 2004 were $429.9 million, an increase of 49% from the first half of 2003, reflecting the increasing trend of growth in MIC’s operations and the reconsolidation of El Salvador.

Revenues for Africa were $66.9 million, increasing by an impressive 83%. In Asia revenues increased by 27% from the first half of 2003 to $167.9 million, with $107.5 million recorded for South East Asia and $60.4 million for South Asia. Revenues for Latin America for the first half of the year increased by 68% to $191.1. This increase was mainly due to the reconsolidation of El Salvador since September 2003 with revenues for the first half of 2004 of $69.2 million. Revenues for Central America and South America were $139.5 million and $51.6 million respectively.

Operating profit was $121.1 million for the first half of 2004, an increase of 59 % over the first half of 2003, reflecting the increasing trend of growth in MIC’s operations and the reconsolidation of El Salvador.

Total cellular minutes increased by 50% for the first half of 2004 compared with the same period in 2003.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 387 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 16:00 Luxembourg time / 10:00 New York time, on Tuesday, August 3, 2004. The dial-in numbers are: +44 (0)20 7019 9504 or +1 718 354 1152 and participants should quote Millicom International Cellular. A live audio stream of the conference call can also be accessed at www.millicom.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7984 7578 or +1 718 354 1112, access code: 845873#.

APPENDICES

  Consolidated statements of profit and loss for the three months ended June 30, 2004 and 2003

  Consolidated statements of profit and loss for the six months ended June 30, 2004 and 2003

  Consolidated balance sheets as of June 30, 2004 and December 31, 2003

  Condensed consolidated statements of cash flows for the six months ended June 30, 2004 and 2003

  Condensed consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2004 and for the year ended December 31, 2003

  Quarterly analysis by cluster

     Millicom International Cellular S.A.
Consolidated statements of profit and loss
for the three months ended June 30, 2004 and 2003

	Quarter ended	Quarter ended
	June 30, 2004	June 30, 2003

	(Unaudited) US$ ’000	(Unaudited) US$ ’000

Revenues	216,049	143,862

Operating expenses

Cost of sales (excluding depreciation and amortization)	(57,415)	(34,125)

Sales and marketing	(27,706)	(18,772)

General and administrative expenses	(23,223)	(17,562)

Corporate and license acquisition costs	(6,492)	(5,116)

Write-down of assets, net	(84)	(82)

Loss from sale of subsidiaries and joint ventures, net	0	(685)

Depreciation and amortization	(42,092)	(27,885)

Operating profit	59,037	39,635

(Loss)/Gain and Valuation movement on investment in securities	(19,907)	64,105

Interest expense	(24,061)	(16,818)

Interest income	1,488	451

Other income	200	97,052

Fair value result on financial instruments	19,647	0

Exchange gain (loss), net	(785)	4,355

Profit from associated companies	470	81

Profit before taxes	36,089	188,861

Taxes	(16,803)	(8,154)

Profit after taxes	19,286	180,707

Minority interest	(4,500)	(4,672)

Profit for the quarter	14,786	176,035

Basic earnings per common share (US$)	0.17	2.70

Weighted average number of shares
outstanding in the quarter (in thousands)	86,094	65,138

Profit for the quarter used to determine diluted earnings
per common share	14,935	176,825

Diluted earnings per common share (US$)	0.17	2.58

Weighted average number of shares and potential
dilutive shares outstanding in the quarter (in thousands)	89,601	68,655

     Millicom International Cellular S.A.
Consolidated statements of profit and loss
for the six months ended June 30, 2004 and 2003

	6 months ended June 30, 2004	6 months ended June 30, 2003

	(Unaudited) US$ ’000	(Unaudited) US$ ’000

Revenues	429,908	288,581

Operating expenses

Cost of sales (excluding depreciation and amortization)	(113,489)	(70,671)

Sales and marketing	(56,496)	(36,728)

General and administrative expenses	(45,428)	(36,209)

Corporate and license acquisition costs	(13,806)	(11,115)

Write-down of assets, net	(489)	(466)

Gain from sale of subsidiaries and joint ventures, net	30	1,133

Depreciation and amortization	(79,096)	(58,388)

Operating profit	121,134	76,137

(Loss)/Gain and Valuation movement on investment in securities	(86,013)	101,705

Interest expense	(51,410)	(55,720)

Interest income	3,062	1,580

Other Income	200	97,052

Fair value result on financial instruments	71,347	0

Exchange gain, net	13,639	8,109

Profit from associated companies	604	126

Profit before taxes	72,563	228,989

Taxes	(33,505)	(18,352)

Profit after taxes	39,058	210,637

Minority interest	(9,542)	(8,376)

Profit for the period	29,516	202,261

Basic earnings per common share (US$)	0.39	3.11

Weighted average number of shares
outstanding in the period (in thousands)	76,028	65,138

Profit for the period used to determine diluted earnings
per common share	30,733	203,051

Diluted earnings per common share (US$)	0.34	3.03

Weighted average number of shares and potential
dilutive shares outstanding in the period (in thousands)	89,369	66,906

Millicom International Cellular S.A.
Consolidated balance sheets
as of June 30, 2004 and December 31, 2003

	June 30, 2004	Dec 31, 2003

	(Unaudited) US$ ’000	US$ ’000

Assets

Non-current assets

Intangible assets

Goodwill, net	41,946	49,578

Licenses, net	29,923	30,889

Other intangible assets, net	5,103	5,148

Property, plant and equipment, net	524,586	487,746

Financial assets

Investment in Tele2 AB shares	393,027	479,040

Investment in other securities	17,727	25,397

Investment in associated companies	1,666	1,340
Pledged deposits	32,094	31,530

Deferred taxation	3,908	5,226

Total non-current assets	1,049,980	1,115,894

Current assets

Investment in securities	15,149	15,291

Inventories	14,930	10,941

Debtors

Trade debtors, net	136,972	113,750

Amounts due from joint ventures	9,710	13,137

Amounts due from other related parties	2,859	2,905

Prepayments and accrued income	33,155	19,739

Other current assets	59,281	49,583

Time deposits	20,679	32,880

Cash and cash equivalents	171,269	148,829

Total current assets	464,004	407,055

Total assets	1,513,984	1,522,949

Millicom International Cellular S.A.
Consolidated balance sheets
as of June 30, 2004 and December 31, 2003

	June 30, 2004	Dec 31, 2003

	(Unaudited) US$ ’000	US$ ’000

Shareholders’ equity and liabilities

Shareholders’ equity

Share capital and premium (represented by 89,847,669 shares as of June 30, 2004)	308,593	239,876

Treasury stock (represented by 654,852 shares as of June 30, 2004)	(8,833)	(8,833)

2% PIK Notes – equity component	0	16,006

Legal reserve	13,576	4,256

Retained losses brought forward	(276,607)	(446,110)

Profit for the period	29,516	178,823

Currency translation reserve	(70,521)	(69,198)

Total shareholders’ equity	(4,276)	(85,180)

Minority interest	38,776	26,571

Liabilities

Non-current liabilities

Corporate 10% debt	536,455	536,036

2% PIK Notes	0	50,923

5% Mandatory Exchangeable Bond – Debt component	317,518	327,635

5% Mandatory Exchangeable Bond – Embedded derivative	32,110	103,457

Other debt and financing	116,047	126,150

Deferred Taxation	36,744	33,944

Total non-current liabilities	1,038,874	1,178,145

Current liabilities

Other debt and financing	106,279	132,664

Trade payables	157,875	112,764

Amounts due to related parties	286	608

Accrued interest and other expenses	48,578	44,673

Other current liabilities	127,592	112,704

Total current liabilities	440,610	403,413

Total liabilities	1,479,484	1,581,558

Total shareholders’ equity and liabilities	1,513,984	1,522,949

     Millicom International Cellular S.A.
Condensed consolidated statements of cash flows
for the six months ended June 30, 2004 and 2003

	June 30, 2004	June 30, 2003
	(Unaudited)	(Unaudited)

	US$ ’000	US$ ’000

Net cash provided by operating activities	114,605	73,670

Cash flow (used) provided by investing activities	(51,004)	13,192

Cash flow used by financing activities	(40,660)	(80,893)

Cash effect of exchange rate changes	(501)	397

Net increase in cash and cash equivalents	22,440	6,366

Cash and cash equivalents, beginning	148,829	70,451

Cash and cash equivalents, ending	171,269	76,817

Millicom International Cellular S.A.
Condensed consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2004 and for the year ended December 31, 2003

	June 30, 2004 (Unaudited)	Dec 31, 2003 (Unaudited)

	US$ ’000	US$ ’000

Shareholders’ equity at January 1	(85,180)	(295,259)

Disposal / Cancellation of treasury stock	-	2,394

Profit for the period	29,516	178,823

Shares issued via the exercise of stock options	1,153	-

Effect of consolidation of El Salvador	-	(3,248)

Issuance / Conversion of 2% PIK Notes	51,558	17,187

Movement in currency translation reserve	(1,323)	14,923

Shareholders’ equity	(4,276)	(85,180)

Millicom International Cellular S.A.
Quarterly analysis by cluster

	04 Q2	04 Q1	03 Q4	03 Q3	03 Q2

Total cellular subs

South East Asia	1,939,790	1,706,073	1,484,867	1,334,088	1,222,404
South Asia	1,271,138	1,246,692	1,192,282	1,103,671	1,005,761

MIC Asia	3,210,928	2,952,765	2,677,149	2,437,759	2,228,165

Central America	1,523,790	1,443,815	1,412,513	1,320,493	811,731
South America	774,304	739,530	939,376	1,013,846	986,397

MIC Latin America	2,298,094	2,183,345	2,351,889	2,334,339	1,798,128

MIC Africa	863,345	761,261	661,504	531,743	445,542

Sub-total	6,372,367	5,897,371	5,690,542	5,303,841	4,471,835
Divested	-	-	-	-	-

Total	6,372,367	5,897,371	5,690,542	5,303,841	4,471,835

Prop cellular subs

South East Asia	883,229	779,517	680,129	614,518	562,246
South Asia	1,063,081	1,044,513	998,207	919,804	831,671

MIC Asia	1,946,310	1,824,030	1,678,336	1,534,322	1,393,917

Central America	1,037,755	987,115	968,635	918,361	431,124
South America	754,900	721,602	915,174	989,281	962,240

MIC Latin America	1,792,655	1,708,717	1,883,809	1,907,642	1,393,364

MIC Africa	682,220	595,283	463,432	364,682	296,674

Sub-total	4,421,185	4,128,030	4,025,577	3,806,646	3,083,955
Divested	-	-	-	-	-

Total	4,421,185	4,128,030	4,025,577	3,806,646	3,083,955

Revenues (US$ ’000)

South East Asia	51,803	55,743	50,195	41,805	41,989
South Asia	29,746	30,608	29,140	27,896	25,467

MIC Asia	81,549	86,351	79,335	69,701	67,456

Central America	70,691	68,784	67,414	37,993	30,693
South America	26,573	25,014	26,023	25,455	23,888

MIC Latin America	97,264	93,798	93,437	63,448	54,581

MIC Africa	35,193	31,672	27,213	21,179	18,474

Other	2,043	2,038	1,870	2,340	3,351

Sub-total	216,049	213,859	201,855	156,668	143,862
Divested	-	-	-	-	-

Total	216,049	213,859	201,855	156,668	143,862